July 18, 2016

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Re:	LATAM Airlines Group S.A.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 29, 2016
File No. 001-14728

Dear Mr. Shenk:

Pursuant to the telephone conference on July 15, 2016 between U.S. counsel to LATAM Airlines Group S.A. (the “Company”) and Mr. Patrick Kuhn of the staff of the Securities and Exchange Commission (the “Staff”), the Company hereby confirms to the Staff that, in future filings, the Company will add disclosure as necessary to clarify the extent to which cash flows relating to dividends paid represent amounts paid by subsidiaries of the Company to shareholders holding a non-controlling interest in such subsidiaries.

* * *

In accordance with your request, LATAM acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LATAM is grateful for your assistance in this matter. LATAM trusts that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Gisela Escobar at (562) 2565 8785 or gisela.escobar@latam.com.

Sincerely,

/s/ Enrique Cueto
Enrique Cueto Plaza
Chief Executive Officer
LATAM Airlines Group S.A.